NEWS RELEASE

August 12, 2004

Trading Symbol: TSX: RNG

Amex: RNO

SECOND QUARTER 2004 FINANCIAL RESULTS

(All figures are reported in U.S. dollars except otherwise indicated)

Toronto – Rio Narcea Gold Mines, Ltd. ("Rio Narcea" or the “Company”) is pleased to report the financial results of the Company for the second quarter ended June 30, 2004.

Second Quarter Highlights

▪

Revenues of $13.9 million

▪

Cash flows from operating activities of $2.7 million

▪

$33.4 million held in cash and cash equivalents

▪

Gold production from the Company’s operations of 38,648 ounces at a cash operating cost of $171 per ounce

▪

Infill drilling program at the Salave gold property in progress

▪

Aguablanca construction and development on schedule and budget and nearing completion

▪

Signing of definitive agreement to acquire all the shares of Defiance Mining Corp.

Summary of Results

($000 except where stated)	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
Revenues	13,900	14,798	32,738	30,373
Cash flow provided by operating activities	2,702	3,578	7,622	7,656
Net income (loss)	(288)	(555)	(6,700)	127
Net income (loss) per share – basic	(0.00)	(0.01)	(0.06)	0.00
Weighted average shares outstanding – basic (in millions)	113.5	94.7	113.4	91.9

($000)	June 30, 2004	Dec. 31, 2003
Working capital	51,989	29,702
Long-term debt, excluding current portion	37,813	6,706
Shareholders’ equity	116,653	121,358

Summary of Quarterly Results

($000 except where stated)	2004		2003
	2Q	1Q	4Q	3Q	2Q	1Q
Gold sales	13,900	18,838	15,565	14,880	14,798	15,575
Net income (loss)	(288)	(6,412)	2,759	321	(555)	682
Net income (loss) per share – basic	(0.00)	(0.06)	0.02	0.00	(0.01)	0.01
Net income (loss) per share – diluted	(0.00)	(0.06)	0.02	0.00	(0.01)	0.01
Cash flow provided by operating activities	2,702	4,920	6,844	6,618	3,578	4,078

Rio Narcea reported revenues of $13,899,800 for the second quarter of 2004 compared to $14,798,200 in the same period last year. Operating cash flow was $2,702,200 during the quarter compared to $3,578,400 a year ago. During the second quarter, the Company incurred a net loss of $288,400 ($0.00 per share) compared to a net loss of $554,800 ($0.01 per share) in the same period of 2003. The loss was attributable to higher operating costs due to the transition from open pit to underground mining at the Company’s existing operations and lower production levels, offset by a gain on the Company’s non-hedge derivative instruments.

For the six months ending June 30, 2004, revenues were $32,737,800 compared to $30,372,700 for the first half of 2003. Operating cash flow was $7,622,300 compared to $7,655,900 in the corresponding period in 2003. The Company’s net loss for the first six months of 2004 was $6,700,200 ($0.06 per share) compared to a profit of $127,100 ($0.00 per share) in the first six months of 2003. The loss for the period is largely due to an increase in operating costs and lower production at the Company’s existing gold operations.

Review of Mining Operations and Development Projects

During the second quarter of 2004, the Company produced 38,648 ounces of gold at a cash operating cost of $171 per ounce compared to 42,196 ounces at $127 per ounce for the corresponding quarter in 2003. Gold production for the quarter was in line with the revised production schedule, which took into account that the shipment of Nalunaq ore originally scheduled for the second quarter of 2004 was not received, as it had been indicated by Nalunaq Gold Mine A/S. The next shipment is now scheduled for the third quarter of 2004. The higher cash costs during the quarter compared with the previous year’s quarter reflect the transition from open pit to underground mining at the Company’s existing operations. Also contributing to higher cash costs was the appreciation of the Euro during the last year.

In the second quarter, the El Valle plant processed 190,183 tonnes of ore at an average gold grade of 6.6 g/t with a recovery of 95.3%. The Company did not process any ore from the Nalunaq mine during the second quarter. The Company continues to achieve excellent metal recoveries as a result of improvements made to the plant during the last two years.

Operating Results

	2Q/2004	2Q/2003
	Rio Narcea’s operations (1)
Tonnes of ore milled	190,183	198,854
Grade (g/t)	6.6	7.1
Recovery (%)	95.3	92.7
Gold production (oz)	38,648	42,196
Cash operating cost ($/oz)	171	127

	1H/2004			1H/2003
	Rio Narcea’s operations	Nalunaq ore (2)	Total	Rio Narcea’s operations (1)
Tonnes of ore milled	331,745	26,274	358,019	379,638
Grade (g/t)	6.9	14.7	7.5	8.0
Recovery (%)	95.1	97.8	95.5	93.7
Gold production (oz)	70,336	12,149	82,485	91,261
Cash operating cost ($/oz)	190	391	220	124

(1)

There was no production from Nalunaq ore in 2003 or during the three months period ended June 30, 2004.

Rio Narcea has exceeded its planned plant production from its existing operations for the first six months of 2004 as a result of processing more ore than planned from its existing gold operations during the second quarter due to not receiving delivery and, therefore, not processing ore from the Nalunaq mine. For this reason, the Company has upwardly revised its gold production forecast from its existing operations for the year 2004 from 90,000 ounces to approximately 105,000 ounces at a cash cost of approximately $240 per ounce.

El Valle Mine

During the second quarter of 2004, the Company continued with the open pit mining of the Caolinas satellite pit (northwest corner of the El Valle pit), which was expected to be fully mined out by early June 2004. Due to high grades encountered at the bottom of the pit and excellent pit wall conditions, mining excavation will continue through the month of August.

Underground development in ore at Boinas East is progressing at a slower pace than anticipated with 5,750 tonnes extracted during the quarter. Production is expected to reach 15,000 tonnes/month by the third quarter of this year. The Company will process only small parcels of ore in 2004 to confirm metallurgical characteristics and the majority of the underground ore will be stockpiled for treatment in 2005 onwards to produce bulk copper concentrates, as the Boinas East underground ore has a high copper grade of 1.3%, which will contribute significantly to the revenue stream. With copper prices on the London Metal Exchange averaging $1.26/lb for the first seven months of 2004, Rio Narcea is currently re-evaluating some previously sub-economic mineralized areas to incorporate them in the mining plan.

Underground reserve definition and infill drilling continued on the North Black Skarn (located midway between the El Valle pit and the mined out Boinas East pit) and the South Charnela zones (below El Valle pit).  Infill drilling on a spacing of 25 meters is nearing completion in the eastern half of the North Black Skarn. The infill program is now focusing on the western extension of the zone where hole VAL 1042 intercepted 4.2 meters at 6.1 g/t gold and 7.6 meters at 4.0 g/t gold.  The infill program on the South Charnela zone is drilling a zone 110 meters in length between the 375 and 250 meter levels on a 12.5 meter spacing.   Approximately 5,000 meters are planned for the South Charnela zone during this year.

Carlés Mine

At the Carlés mine, open pit ore production has ceased while underground mining is progressing according to schedule. The production rate at Carlés East is now averaging 12,000 tonnes/month. The Company is advancing the underground development of Carlés North and is expected to start stoping in ore by the end of the third quarter.

Milling Agreement

During the second quarter of 2004, the Company did not receive or process any ore from the Nalunaq mine pursuant to its contract with Nalunaq Gold Mine A/S, a subsidiary of Crew Development Corporation. The second batch of ore is now scheduled to arrive in the third quarter of 2004.

Aguablanca Nickel Project

Project construction is on schedule with cold commissioning of the plant expected to start in late August and ramp-up to designed ore throughput by the end of the fourth quarter of 2004. To date, all major equipment has been installed. Mechanical and electrical installations and piping are essentially complete in the plant area. Auxiliary buildings are completed and the site office is fully operational. Construction of the tailings dam is almost complete and the powerline is in progress. The laboratory is functioning and providing grade control service to the mine. The mine contractor has completed pre-stripping and oxidized ore has been extracted to form the base of the run-of-mine stockpile. Approximately 100,000 tonnes of fresh ore is exposed within the open pit and available for immediate extraction when ore feed to the plant is required.  The commencement of commercial production is expected to result in a substantial increase in cash flows for the Company.

The capital expenditure to construct the Aguablanca mine is €70 million (approximately $85 million), including working capital and VAT during construction. As of June 30, 2004, €48 million (approximately $58 million) of expenditures on the project construction have been paid. The additional funds required for completion of the project will be obtained from available cash resources of the Company, the subsidized loan of €5 million (approximately $6.1 million) granted by the Ministry of Science and Technology and the available balance of the VAT credit facility granted by Barclays Bank.

The construction of the decline below the Aguablanca pit started in May and is progressing well with approximately 200 meters completed to date. The decline will be used for infill drilling at depth and for future underground production of additional higher grade material below the pit. It is expected that the decline will reach the higher grade nickel mineralization in the second quarter of 2005.

Salave Gold Project

The infill drilling campaign of 15,000 meters to close the spacing between drill holes to 25 meters on the main mineralized zone started in mid-May. The program is approaching its designed rate of advance with four drill rigs completing 1,966 meters in 12 holes during the quarter. Completion of the program for feasibility study is planned for early in the second quarter of 2005. In addition to the drilling program, 20,000 meters of core from previous programs are being relogged together with detailed surface mapping to establish the principal controls of the gold mineralization. Information from this work will be included in an independent resource statement that is being prepared in conjunction with a complete technical report (compliant with National Instrument 43-101 standards).

A preliminary scoping study on the metallurgical treatment options for the refractory mineralized material has been completed by Ausenco Ltd. of Australia. The study confirms that the refractory material is amenable to treatment by bio-oxidation, pressure oxidation or heap bioleaching. The Company is currently preparing a metallurgical composite sample for further metallurgical testing.

Ossa Morena Regional Exploration

Exploration on Rio Narcea’s properties in the Ossa Morena region of southern Spain and Portugal continued to define and evaluate nickel sulfide, platinum group metals (PGMs) and iron oxide copper-gold (IOCG) targets.

Exploration drilling on the Ossa Morena region was reduced during the quarter to a single drill rig that completed 422 meters in two holes on the Cabeco de Vide target of the Campo Maior license in Portugal. Hole PCV-1 intersected anomalous nickel values in serpentinized peridotites that range from 0.12% to 0.17% Ni between the surface and a down hole depth of 92 meters. Hole PCV-2, targeted an IP anomaly coincident with high Ni-Cu-Pt-Pd in soil samples. The hole intercepted an average of 0.14% nickel from surface to 42.8 meters. Although neither drill hole encountered economically significant intercepts of nickel sulfide mineralization, both holes have sufficient nickel concentrations related to sulfides to warrant continuing further investigation.

A significant gravity anomaly has been identified by a recent survey over the Vinagrinho target in the eastern Beja license of Portugal. The Vinagrinho target is a pronounced magnetic high with anomalous nickel, copper, PGMs and gold in soils associated with a peridotite-dunite plug in gabbros. A survey over the target on 50-meter stations outlined a semicircular gravity anomaly adjacent to the southeastern margin of the magnetic high.

A ground TEM survey has identified an EM conductor within a mafic-ultramafic intrusion at the Merendero Ni-Cu target located 70 kilometers west of Aguablanca. The conductor has been detected over a length of 300 meters and is centered on soil geochemical anomalies with up to 0.16% Ni and 381 ppm Cu. Initial interpretations place the main body of the conductor at an approximate depth of 125 meters.

An IOCG occurrence was identified 100 kilometers northwest of Aguablanca and about 30 kilometers south of Olivenza. This occurrence, referred as the Las Herrerias occurrence, is characterized by disseminated to massive magnetite and chalcopyrite mineralization in a wide zone of sillicic alteration. Hosted by Lower Cambrian graywackes and felsic tuffs, the system has an auriferous overprint evidenced by milky quartz veins/veinlets, irregular zones of silica flooding and some jasperoids. Visible evidence of mineralization extends nearly two kilometers before disappearing below soil cover along strike to the northwest and southeast. The zone has high gold (up to 0.8 g/t) and copper soil anomalies with rock samples assaying up to 4.8 g/t gold and 2.6% copper. A 2.5 meter channel sample taken across one of the limited outcrops in the area assayed 5.7 g/t gold and 0.7% copper. Geological mapping and sampling will continue along the strike of the system within a four kilometer long copper and gold stream sediment anomaly.

The Company has approximately 2,500 meters of exploration drilling dedicated to testing these and new targets in the Ossa Morena region during the last half of 2004.

Business Development

Rio Narcea has been seeking quality investment opportunities in order to grow its gold division and achieve its objective of becoming a leading mid-tier mining company. The Company has been looking at projects where it can bring its development record and operating expertise into play.

On June 30, 2004, Rio Narcea and Defiance Mining Corporation (“Defiance”) announced that they had signed a definitive agreement whereby Rio Narcea, pursuant to a plan of arrangement, would acquire all of the shares of Defiance on the basis of one Rio Narcea share for every 5.25 shares of Defiance. Completion of the transaction is expected to occur on or about September 3, 2004 and has been approved by both boards of directors. The transaction is subject to conditions usual to transactions of this nature, including court and regulatory approvals, and must be approved by at least two-thirds of the votes cast by the shareholders of Defiance voting at a special meeting of Defiance shareholders called for August 30, 2004.

Defiance’s main asset is the Tasiast gold project located in Mauritania, West Africa approximately 300 kilometers north of the capital city of Nouakchott and 162 kilometers east-southeast of the port city of Nouâdhibou. The project is already permitted and a bankable feasibility study was completed in late April 2004 by SNC-Lavalin Inc. The project contains total measured and indicated mineral resources of 1,185,000 ounces of gold contained in 12,069,000 tonnes grading 3.06 g/t, which includes 886,000 ounces of proven and probable reserves contained in 9,008,000 tonnes grading 3.06 g/t. In addition, the deposit contains an additional inferred resource of 12,428,000 tonnes at 2.25 g/t for a total of 899,000 ounces, based upon a cut-off grade of 1.0 g/t. The mineral resources were estimated by A.C.A. Howe International Ltd. and the mineral reserves were estimated by SNC-Lavalin Inc. The existing drill hole data indicates increasing grades of the mineralized zones beneath the lowest levels of the designed pits, which could potentially be mined by underground methods.

The following table summarizes the mineral reserves and resources for the Tasiast gold project as provided by Defiance:

Category		Tonnes (000s)	Grade (g/t Au)	Total Contained (000s oz Au)
Mineral Reserves [1]	Proven	618	3.76	75
	Probable	8,390	3.01	812
	Total	9,008	3.06	886

Mineral Resources [2,3]	Measured	628	3.92	79
	Indicated	11,441	3.00	1,106
	Total	12,069	3.06	1,185
	Inferred	12,428	2.25	899

Notes:

(1)  Mineral reserves were prepared by SNC-Lavalin Inc. under the supervision of Mr. Ab Kroon, a Qualified Person independent of Defiance under National Policy 43-101. Mineral reserves are based upon a gold price of $370/oz. Data verification included quality assurance/quality control procedures put in place by Defiance, reviews by SNC-Lavalin Inc. of the drill hole information on geological sections prepared by A.C.A. Howe International Limited, representative sampling, the assaying of samples by SGS Lakefield Research Limited, and random sampling and testing of chips samples previously assayed by Analabs.

(2) Mineral resources were prepared by A.C.A. Howe International Ltd. personnel Eugene Puritch, Associate Mining Consultant under the supervision of Daniel C. Leroux, P.Geo., Associate Consulting Geologist, a Qualified Person independent of Defiance under National Instrument 43-101.

(3)

Mineral reserves are included within mineral resources.

The Tasiast project provides an excellent opportunity for Rio Narcea to employ its development and operating expertise and to add value to the project. The Company has started work with Defiance to optimize the current feasibility study and proceed with a production decision as soon as practicable. The management of Rio Narcea intends to fast track the development of Tasiast with a view of commencing production in 2006. Construction of the project will be financed by the projected cash flows from Rio Narcea’s Aguablanca nickel project scheduled to commence production later this year and by project debt.

Combined with the acquisition early this year of the advanced-stage Salave gold project in Spain where Rio Narcea is proceeding with a feasibility study, Rio Narcea believes it will now be able to achieve its near-term goal of increasing production to over 300,000 ounces per annum within the next three years and growing its resource base to over 5 million ounces.

Second Quarter Financial Results

Capital Resources and Liquidity

The Company ended the quarter with $33,449,300 of cash and cash equivalents and $51,988,700 of working capital. Additionally, the Company has $17 million of available cash resources from the credit facility granted by Investec Bank (UK) Ltd. and Macquarie Bank Ltd. (“Investec and Macquarie”), the drawdown of which would be subject to certain nickel hedging being put in place.

Cash flow from operating activities amounted to $2,702,200 in the second quarter of 2004 compared to $3,578,400 in the same period of 2003. Before working capital adjustments, cash flow from operating activities was $4,720,500 compared to $5,341,600 in the same period of 2003. Operating cash flow was impacted by lower gold production, lower grades and higher cash operating costs.

During the second quarter, investing activities consumed $13,205,300 of cash compared to $4,760,900 in the second quarter of 2003. Capital expenditures totaled $13,516,100 in the second quarter and $33,760,000 year-to-date. The most significant capital investments for the second quarter were $11.8 million in expenditures on the Aguablanca project. The following table sets forth the Company’s capital expenditures on mineral properties:

(in millions)	2Q/2004	2Q/2003	1H/2004	1H/2003
El Valle and Carlés mine development	$1.7	$1.7	$3.9	$3.7
Aguablanca project development and purchase of equipment	$11.8	$3.1	$24.9	$3.7
Acquisition of Salave project	-	-	$5.0	-
Total	$13.5	$4.8	$33.8	$7.4

For the second quarter of 2004, proceeds from bank loans totaled $1,809,900, mainly related to an additional drawdown of €1.4 million (approximately $1.7 million) under the Barclays VAT facility of €6 million (approximately $7.3 million).

Repayments of bank loans during the quarter amounted to $2,073,000, which included a $1.0 million payment to Deutsche Bank for the balance of the April 2004 installment, and a pre-payment of $0.9 million in respect of the October 2004 installment.

Operating Results

Revenues from gold sales in the second quarter totaled $13,899,800 from the production of 38,648 ounces compared to $14,798,200 from the production of 42,196 ounces in the corresponding 2003 period. Rio Narcea reported a net loss of $288,400 ($0.00 per share) for the second quarter of 2004 compared to a net loss of $554,800 ($0.01 per share) during the same period last year. The loss in the second quarter was attributable to higher operating costs due to the transition from open pit to underground mining at the Company’s existing operations and lower production levels, offset by a gain in the Company’s non-hedge derivative instruments (the Company recorded unrealized gains of $4,680,000 on its gold and copper contracts due to lower commodity prices during the quarter).

Revenues for the six months period amounted to $32,737,800 compared to $30,372,700 for the same period last year. The Company reported a net loss of $6,700,200 for the first six months compared to net earnings of $127,100 for the corresponding period in 2003. The losses are largely due to an increase in operating costs at the Company’s existing gold operations as a result of the transition from open pit to underground mining.

The Company realized an average gold price of $392 per ounce in the second quarter of 2004 versus $331 per ounce in the same period of 2003. The average spot price in the second quarter of 2004 was $393 per ounce versus $347 per ounce in the corresponding period of 2003.

A reconciliation of gold sales, before giving effect to hedging transactions and to gold sales in the consolidated statements of operations and deficit, follows:

	Three Months Ended June 30,				Six Months Ended June 30,
	2004		2003		2004		2003
	$000	$/oz	$000	$/oz	$000	$/oz	$000	$/oz
Gold sales before hedging	13,138	392	15,185	331	31,341	401	28,682	345
Cash gold hedging effect	-	-	(19)	(0)	-	-	(19)	(0)
Cash foreign exchange hedging effect	-	-	-	-	-	-	-	-
Realized gold sales	13,138	392	15,166	331	31,341	401	28,663	345
Non-cash gold hedging effect	(270)	(8)	(322)	(7)	(539)	(7)	(626)	(8)
Gold sales after hedging	12,868	384	14,844	324	30,802	394	28,037	337
Effect of the variation in inventories of final products (1)	1,032		(46)		1,936		2,336
Gold sales	13,900		14,798		32,738		30,373

Average spot price		393		347		401		350
Sales (oz)		33,491		45,815		78,214		83,143
Production (oz)		38,648		42,196		82,485		91,261

(1) Final products are valued at production cost.

Operating expenses in the second quarter of 2004 increased to $18,273,700 compared to $16,006,900 during the corresponding period last year. The higher operating costs were due to lower production and higher mining costs as a result of the planned transition from open pit to underground mining. Additionally, the impact of a stronger Euro versus the U.S. dollar during the second quarter also increased the operating expenses by $0.9 million (the average exchange rates were $1.20/€ and $1.14/€ for the second quarter of 2004 and 2003, respectively). Cash operating costs for the Company’s gold operations increased to $171 per ounce in the second quarter of 2004 from $127 per ounce for the same period in 2003.

Outlook

Rio Narcea has revised its 2004 gold production forecast for its existing operations from 90,000 ounces to approximately 105,000 ounces at a cash cost of $240 per ounce. Additionally, under the milling agreement with Nalunaq, Rio Narcea is expecting to process around 90,000 tonnes of ore from the Nalunaq mine during 2004. Any variation in the planned production for the year due to Nalunaq delivering less than anticipated tonnage can be compensated for by processing the existing stockpiles at Rio Narcea operations.

The feasibility study at the Salave gold project is underway along with the permitting process. The technical report, compliant with NI 43-101 standards is expected to be completed and filed during the third quarter of this year. Infill drilling and metallurgical testwork will continue for the remaining part of 2004.

There are no major capital expenditures budgeted for the existing gold operations during the remainder of 2004, other than the continuation of underground development at El Valle and Carlés. Rio Narcea's gold exploration efforts will continue to focus on reserve replacement and resource additions at the El Valle and Carlés operations.

Construction of the Aguablanca nickel mine is on schedule and on budget with start-up expected in August 2004.

On the nickel exploration front, Rio Narcea is looking to further unlock the potential of its large landholdings in the Ossa Morena region with a budget of $3 million for 2004. Rio Narcea will also seek joint venture partners who can bring additional resources and expertise to bear on its large 6,000 km2 concession holdings. This strategy will enable Rio Narcea to share the regional exploration risk and direct more resources to the development and exploration of the underground potential at Aguablanca.

The Company is continuing to evaluate development opportunities in Spain and various other parts of the world, which have the potential of meeting the Company’s investment criteria and enhancing shareholder value. On June 30, 2004, Rio Narcea announced its intention of acquiring for shares, by way of a plan of arrangement, all the shares of Defiance Mining Corp., whose main asset is the Tasiast gold project in Mauritania. The project is permitted and received positive feasibility study results earlier this year. The transaction is scheduled to close on or about September 3, 2004.

Conference Call

The Company will host a conference call on August 16, 2004 at 11:00 AM E.T. In order to join the conference call, please call (416) 405-9310 or 1-877-211-7911. The conference call will be broadcast live and recorded on the web at www.ccnmatthews.com/RioNarcea. In order to access this service, you will need to have Windows Media Player installed on your computer (visit www.ccnmatthews.com/RioNarcea for instructions on how to download the software free). A replay of the call is available until September 13, 2004 by dialing (416) 695-5800 or 1-800-408-3053 and entering code 3087758. If you would like to listen to a replay of our conference call on the web, go to the home page on www.rionarcea.com and click on the link under Investor Centre - Events & Webcast.

Rio Narcea is a growing mineral resource company with operations, development projects and exploration activities in Spain and Portugal. The Company is producing gold at its 100%-owned El Valle and Carlés mines, commencing the permitting process and a bankable feasibility study at its recently acquired Salave gold project, and completing the development and construction of its Aguablanca nickel-copper-PGM deposit.

For further information contact:

Alberto Lavandeira President and CEO Tel: (34) 98 583 1500 Fax: (34) 98 583 2159	Laurie Gaborit Manager, Investor Relations Tel: (416) 686 0386 Fax: (416) 686 6326

gold@rionarcea.com

www.rionarcea.com

Forward-looking Statements

Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED BALANCE SHEETS

(unaudited)

June 30,

December 31,

2004

2003

(stated in U.S. dollars)

$

$

(restated)

ASSETS

Current

Cash and cash equivalents

33,449,300

32,861,600

Restricted cash

7,303,700

1,305,200

Inventories

6,961,600

4,667,000

Stockpiled ore

6,106,600

4,939,300

Accounts receivable

Government grants

10,073,500

34,700

VAT and other taxes

9,211,200

6,232,100

Trade receivables

2,175,600

3,261,200

Other current assets

1,790,000

3,505,100

Current portion of deferred derivative loss

1,253,300

—

Total current assets

78,324,800

56,806,200

Mineral properties, net

88,524,800

76,478,400

Deferred stripping costs, net

8,271,200

15,988,000

Other assets

10,471,900

13,117,400

Deferred derivative loss

3,592,500

—

189,185,200

162,390,000

LIABILITIES AND SHAREHOLDERS' EQUITY

Current

Short-term bank indebtedness and accrued interest

6,233,400

2,690,700

Accounts payable and accrued liabilities

18,206,100

19,172,200

Current portion of long-term debt

1,896,600

5,241,000

Total current liabilities

26,336,100

27,103,900

Other long-term liabilities

7,841,700

7,167,300

Long-term debt

37,812,800

6,706,000

Total liabilities

71,990,600

40,977,200

Non-controlling interest

542,000

54,900

Shareholders' equity

Common shares

141,967,900

140,610,500

Employee stock options

6,735,400

6,223,200

Non-employee stock options and warrants

5,545,200

4,459,800

Common share purchase options, related to debt

3,628,500

972,900

Deficit

(42,800,500)

(36,100,300)

Cumulative foreign exchange translation adjustment

1,576,100

5,191,800

Total shareholders' equity

116,652,600

121,357,900

189,185,200

162,390,000

 Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(unaudited)

Three months ended

Six months ended

June 30,

June 30,

2004

2003

2004

2003

(stated in U.S. dollars)

$

$

$

$

(restated)

(restated)

OPERATING REVENUES

Gold sales

13,899,800

14,798,200

32,737,800

30,372,700

13,899,800

14,798,200

32,737,800

30,372,700

OPERATING EXPENSES

Deferred stripping and other mining expenses

(8,287,100)

(5,309,100)

(16,266,200)

(12,937,800)

Purchase of gold ore

—

—

(4,224,500)

—

Plant expenses

(3,717,500)

(2,999,600)

(7,073,500)

(5,097,000)

Smelting, refining and transportation

(625,100)

(267,500)

(1,124,100)

(735,100)

Sale of by-products

845,000

149,700

1,514,400

438,500

Depreciation and amortization expenses

(3,141,100)

(2,904,400)

(5,731,900)

(5,499,700)

Exploration costs

(1,661,300)

(2,871,300)

(3,014,500)

(4,680,800)

Administrative and corporate expenses

(1,658,600)

(1,613,400)

(2,821,900)

(2,761,500)

Other income (expenses)

(28,000)

(191,300)

(135,000)

(247,900)

(18,273,700)

(16,006,900)

(38,877,200)

(31,521,300)

Operating  (loss)

(4,373,900)

(1,208,700)

(6,139,400)

(1,148,600)

FINANCIAL REVENUES AND EXPENSES

Interest income

153,300

122,600

384,900

174,500

Foreign currency exchange gain (loss)

(194,900)

947,300

(1,137,900)

1,939,100

Interest expense and amortization of

  financing fees

(504,200)

(416,000)

(965,400)

(837,900)

Derivatives income

4,680,000

—

1,157,600

—

4,134,200

653,900

(560,800)

1,275,700

Income (loss) before income tax

(239,700)

(554,800)

(6,700,200)

127,100

Provision for income tax

—

—

—

—

Net income (loss) before

  non-controlling interest

(239,700)

(554,800)

(6,700,200)

127,100

Non-controlling interest

(48,700)

—

—

—

Net income (loss)

(288,400)

(554,800)

(6,700,200)

127,100

Deficit, beginning of period as

  originally reported

(42,512,100)

(28,372,400)

(25,530,500)

(29,350,200)

Cumulative adjustment for restatement

  and change in accounting policies

—

(10,252,900)

(10,569,800)

(9,957,000)

Deficit, end of period

(42,800,500)

(39,180,100)

(42,800,500)

(39,180,100)

Net income (loss) per share – basic

(0.00)

(0.01)

(0.06)

0.00

Net income (loss) per share – diluted

(0.00)

(0.01)

(0.06)

0.00

Weighted average common shares

  outstanding – basic

113,477,941

94,707,861

113,380,105

91,928,467

Weighted average common shares

  outstanding – diluted

113,477,941

94,707,861

113,380,105

95,550,303

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

Three months ended

Six months ended

June 30,

June 30,

2004

2003

2004

2003

(stated in U.S. dollars)

$

$

$

$

(restated)

(restated)

OPERATING ACTIVITIES

Net income (loss)

(288,400)

(554,800)

(6,700,200)

127,100

Add (deduct) items not requiring cash

Depreciation and amortization

3,141,100

2,904,400

5,731,900

5,499,700

Deferred financing fees

511,100

99,300

654,500

189,200

Reclamation liability accrual and

  other long-term liabilities

73,100

7,200

231,400

11,400

Foreign exchange

(11,300)

(685,800)

1,567,600

(1,229,600)

Accretion of interest on long-term debt

157,900

44,000

204,700

88,100

Non-cash derivatives loss

(4,410,700)

322,100

(619,100)

626,300

Options and shares granted

526,200

240,400

1,052,400

596,900

Amortization of deferred stripping costs

5,556,800

4,779,000

9,960,400

10,381,500

Non-controlling interest

48,700

—

—

—

Deferred stripping expenditures

(584,000)

(1,757,700)

(1,388,600)

(3,397,800)

Purchase premium of the purchased call options

—

(56,500)

—

(1,981,700)

Changes in components of working capital

Inventories

(1,921,000)

(632,500)

(2,494,200)

(3,397,600)

Stockpiled ore

(1,188,000)

(400,700)

(1,168,200)

215,700

VAT and other taxes

1,069,900

(483,800)

(187,500)

(708,000)

Trade receivables

(678,300)

(383,800)

1,085,600

131,200

Other current assets

(163,800)

(166,200)

(972,800)

472,500

Accounts payable and accrued liabilities

862,900

303,800

664,400

31,000

Cash provided by operating activities

2,702,200

3,578,400

7,622,300

7,655,900

INVESTING ACTIVITIES

Expenditures on mineral properties

(13,516,100)

(4,806,400)

(28,760,000)

(7,375,100)

Acquisition of the Salave deposit

—

—

(5,000,000)

—

Grants received

31,400

28,900

65,800

280,800

Restricted cash

114,400

—

(6,106,500)

—

Long-term deposits and restricted investments

165,000

16,600

(368,300)

(205,400)

Cash used in investing activities

(13,205,300)

(4,760,900)

(40,169,000)

(7,299,700)

FINANCING ACTIVITIES

Proceeds from issue of common shares

8,600

602,300

699,800

800,800

Proceeds from issue of special warrants

—

—

—

17,730,900

Financing fees on issue of special warrants

—

—

—

(1,065,400)

Proceeds from bank loans and other

  long-term liabilities

1,809,900

41,600

40,031,900

103,000

Financing fees on bank loans

(197,800)

(331,400)

(1,183,100)

(331,400)

Repayment of bank loans

(2,073,000)

(103,700)

(6,015,100)

(2,700,600)

Cash provided by (used in) financing activities

(452,300)

208,800

33,533,500

14,537,300

Foreign exchange gain (loss) on cash held

  in foreign currency

(458,300)

489,000

(399,100)

694,200

Net increase (decrease) in cash

  during the period

(11,413,700)

(484,700)

587,700

15,587,700

Cash and cash equivalents,

  beginning of period

44,863,000

23,808,900

32,861,600

7,736,500

Cash and cash equivalents, end of period

33,449,300

23,324,200

33,449,300

23,324,200

Supplemental cash flow information

Interest paid in cash

220,300

388,700

440,000

608,300

Income taxes paid in cash

—

—

—

—